EXHIBIT 1.02

CONFLICT MINERALS REPORT

This Conflict Minerals Report (“Report”) of Synaptics Incorporated and its consolidated subsidiaries (“Synaptics,” the “Registrant” or “we”) for the year ended December 31, 2013, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”), the instructions to Form SD, and the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014. Please refer to the Rule, Form SD, and the SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for definitions to the terms used in this Report, unless otherwise defined herein.

Synaptics is a leading worldwide developer and supplier of custom-designed human interface solutions that enable people to interact more easily and intuitively with a wide variety of mobile computing, communications, entertainment, and other electronic devices. Synaptics currently targets the markets for mobile product applications, including smartphones, feature phones, and tablets; the personal computer, or PC, product applications market, primarily notebook computers; and other select electronic device markets, with our customized human interface solutions. Every solution we deliver either contains or consists of our touch-based semiconductor solution, which includes our capacitive sensing ASIC, customer-specific firmware, and software. We generally supply our human interface solutions to our original equipment manufacturer customers through their contract manufacturers, which take delivery of our products and pay us directly for such products.

Synaptics does not engage in the actual mining of conflict minerals (the “Minerals”), does not make purchases of raw ore or unrefined Minerals from mines, and is many steps removed in the supply chain from the mining of the Minerals. We purchase the materials used in our products from a large network of suppliers, who may contribute necessary Minerals to our products. The smelters and refiners used by our suppliers are in the best position in the total supply chain to know the origin of ores, which cannot be determined with any certainty once the ores are smelted, refined and converted to ingots, bullions or other Minerals containing derivatives. We rely on our suppliers to assist with our due diligence efforts, including our suppliers’ self-identification of the smelters and refiners used in their supply chain, and the countries from which the Minerals used in their supply chain may originate.

I.	Due Diligence

Based on the OECD Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas (Second Edition OECD 2013) and the due diligence framework published by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), including the template developed jointly by the EICC-GeSI (the “Template”), the Registrant took the following measures, during calendar year 2013, to determine the source and chain of custody for the Minerals which the Registrant believed necessary to the functionality or production of products manufactured, or contracted to be manufactured, by the Registrant in such calendar year.

1.	The Registrant identified 34 suppliers, whom the Registrant believed could provide materials containing the Minerals necessary to the functionality or production of products manufactured by the Registrant, or contracted by the Registrant to be manufactured.

2.	The Registrant sent out a Conflict Minerals survey, based on the Template, to the suppliers described in No. 1 above requesting them to (a) determine whether they supplied the Registrant with metals or materials containing tin, tungsten, tantalum and/or gold; (b) using EICC-GeSI resources, identify smelters in their supply chain that supply tin, tantalum, tungsten and/or gold; and (c) download, complete and return the Template to the Registrant. Of the 34 suppliers who stated their products may contain conflict minerals, approximately 84% stated gold may be in the products supplied to Registrant; approximately 71% stated tin may be in the products supplied to Registrant; approximately 13% stated tantalum may be in the products supplied to Registrant; and approximately 23% stated tungsten may be in the products supplied to Registrant.

3.	During calendar year 2013, all the suppliers identified in No. 1 above completed all the steps described in No. 2 above. All surveyed suppliers certified that the metals or materials they supplied to Synaptics were “conflict-free” Minerals.

4.	Our suppliers were able to disclose the names of approximately 98% of the smelters currently used by their organizations. No more than 2% of the smelters used by our suppliers were either “unknown” or unidentified by the supplier due to confidentiality policies in place between the supplier and smelter.

5.	Synaptics compared the smelters identified by each of our suppliers to the list of smelters identified as conflict-free by the EICC-GeSI Conflict Free Sourcing Initiative (CFSI). Approximately 17% of the smelters used by our suppliers appeared on this list and are certified by the CFSI as conflict-free smelters.

a.	Our suppliers used approximately 18 different smelters located in 7 different countries for tantalum. These countries include Austria, China, Germany, Japan, Kazakhstan, Russian Federation, and the United States. Of these smelters, approximately 72% are certified conflict-free smelters according to the CFSI.

b.	Our suppliers used approximately 166 different smelters located in 30 different countries for gold. Those countries include American Samoa, Australia, Belgium, Brazil, Canada, Chile, China, Germany, Hong Kong, Indonesia, Italy, Japan, Kazakhstan, Kyrgyzstan, Mexico, Netherlands, Peru, Philippines, Russian Federation, Saudi Arabia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Turkey, United States, and Uzbekistan. Of these smelters, approximately 25% are certified conflict-free smelters according to the CFSI.

c.	Our suppliers used approximately 157 different smelters located in 23 different countries for tin. These countries include Algeria, Belgium, Bolivia, Brazil, Canada, China, Czech Republic, Germany, Hong Kong, Indonesia, Japan, Malaysia, Peru, Philippines, Poland, Russian Federation, Singapore, South Korea, Taiwan, Thailand, United Kingdom, United States, and Vietnam. Of these smelters, approximately 8% are certified conflict-free smelters according to the CFSI.

d.	Our suppliers used approximately 50 different smelters located in 7 different countries for tungsten. These countries include Austria, Canada, China, Germany, Japan, Russian Federation, and the United States. Of these smelters, approximately 2% are certified conflict-free smelters according to the CFSI.

6.	Since not all of the smelters identified by our suppliers were on the CFSI conflict-free smelter list, Synaptics is unable, at this time, to conclusively determine whether all the Minerals used in its supply chain are conflict-free.

In calendar year 2013, we conducted the due diligence efforts described in this Report to determine the mine or location of the necessary conflict minerals in our products. We relied on the information provided by independent third party audit programs, such as the CFSI, to determine whether the smelters disclosed by our suppliers had been conflict-free certified, according to that organization’s standards. For this reporting period, certain smelters had not yet received a conflict-free designation from an independent third party audit program such as the CFSI. We will continue to monitor our supply chain, including smelters used by our suppliers and anticipate that in future years, we will be able to determine, with greater specificity, which of the smelters used by our suppliers are conflict-free.

Due to the size, breadth and complexity of our supply chain, the process of successfully tracing all of the necessary Minerals used in our products back to their country of origin will require additional time and resources. Our ability to make determinations about the presence and source of origin of such Minerals in our products depends upon a number of factors including, but not limited to, (i) the respective due diligence efforts of our tier one suppliers and their supply chain, as well as their willingness to disclose such information to us, and (ii) the ability and willingness of our supply chain to adopt the OECD Guidance and other initiatives or guidance that may develop over time with respect to responsible sourcing. The inability to obtain reliable information from any level of our supply chain could have a material impact on our ability to provide meaningful information on the presence and origin of necessary Minerals in our products’ supply chain with any reasonable degree of certainty. There can be no assurance that our suppliers will continue to cooperate with our diligence inquiries and our requests for certifications, or to provide us with the documentation or other evidence that we consider reliable in a timeframe sufficient to allow us to make a reasonable and reliable assessment following appropriate further diligence measures, as may be required.

II.	Products

The following products were identified during this reporting period as products that may contain conflict minerals necessary to the functionality or production of products manufactured, or contracted to manufacture, by Synaptics:

•	Our mobile solutions include our ClearPadTM product line, designed for clear, capacitive touchscreen solutions that enable the user to interact directly with the display on electronic devices, such as mobile smartphones and feature phones and tablets. We typically sell our ClearPad products as a chip or tail, together with customer-specific firmware, to sensor manufacturers to use in the production of discrete touchscreen products. A discrete touchscreen product typically consists of a transparent, thin capacitive sensor that can be placed over any display, such as a Liquid Crystal Display, or LCD, or an Organic Light Emitting Diode, or OLED, and combined with a flexible circuit material and a touch controller chip.

•	Our personal computer, or PC, solutions, include our TouchPadTM, ClickPadTM, ForcePadTM, Dual Pointing Solutions, and TouchStykTM product lines, which are touch-sensitive pads and other interfaces that sense the position, movement, force, or a combination thereof, applied by one or more fingers on its surface through the measurement of capacitance. We typically sell our PC solutions as a module to the contract manufacturers of original equipment manufacturers for assembly into notebook computers or other PC products.

•	Our Natural ID Fingerprint Identification product, used in both our mobile and PC solutions, is a fingerprint authentication solution that uses capacitive imaging technology, along with sophisticated digital image processing to unlock devices and access online services such as retail, banking, and social media portals. We typically sell our Natural ID Fingerprint products as a module to the contract manufacturers of original equipment manufacturers for assembly into mobile or PC products.